Bodisen Biotech, Inc. Announces Results of First Annual Town Hall Meeting held in Xinjiang Province

Monday, December 8, 2008

SHAANXI, China, December 8, 2008 (PRIME NEWSWIRE) -- Bodisen Biotech, Inc. (the ``Company'') (LSE: BODI.L - News) (Other OTC: BBCZ.PK - News) (website: http://www.bodisen.com) announced today that it held the Company’s First Annual Town Hall meeting on Tuesday, December 2, 2008.  During the meeting management gave a tour of its brand new facility in Alaer City.  The construction phase of the facility has been completed and the facility is ready to begin operation, production and distribution. Currently, management is working on the application for production license.

The Board of Directors discussed the overview of the financial performance and plans for the Company as well as the status of the class action lawsuit.

During the meeting the Company announced that Mr. Linzhang Zhu has resigned from the Board of Directors due to personal health reasons.  The Company has appointed Mr. Chenglin Guo as an independent Director of the Company.  Mr. Guo has an economic management Bachelor Degree from Tianjing Commercial University.  He is also an engineer and from 1995 to 1996 Mr. Guo was the Manager of Yangling Industry and Commercial Union Training School.  From 1997 to 1999 he was the head of Xianyang Industry and Commercial Union Training School, the Vice Head Secretary of Xianyang Commercial Union, and Manager of Xianyang Industry and Commercial Economic Consulting Center. From 2000 to present, he has been working in a social service position.

The Board of Directors also appointed Mr. Hu Li as the Board Secretary of the Company.  Mr. Li has an MBA degree from Xi’an Technology University and has been working with the Company since 2006.  The former Board Secretary, Yongning Zhang, has been appointed to another position within the Company.

The current and future financial health of the Company was discussed, and the Board of Directors agreed that Morgenstern, Svoboda & Baer, CPA’s will remain appointed as the auditor of the Company.

About Bodisen Biotech, Inc.

Bodisen Biotech, Inc. is a leading manufacturer of liquid and organic compound fertilizers, pesticides, insecticides and agricultural raw materials certified by the Petroleum Chemical Industry Administrative office of China (Chemical Petroleum Production Administrative Bureau), Shaanxi provincial government and Chinese government. The Company is headquartered in Shaanxi province and is a Delaware corporation. The Company's environmentally friendly ``green'' products have been proven to improve soil and plant quality and to increase crop yields.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the ``safe harbor'' provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Bodisen Biotech, Inc. management and are subject to a number of factors and uncertainties, and the outcome of events may differ materially from those described in the forward-looking statements.

Contact:
         Bodisen Biotech, Inc.
         Investor Relations
         Joseph Visconti, U.S. Representative
         561-832-8878
         Joseph@ivaluerich.com